

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 18, 2017

Via E-mail
Ira Hernowitz
Chief Executive Officer
Kindara Inc.
Box 380
1630 30th Street Unit A
Boulder, CO 80301

>   **Re: Kindara Inc.**
>   **Amendment No. 2 to**
>   **Offering Statement on Form 1-A**
>   **Filed September 5, 2017**
>   **File No. 024-10709**

Dear Mr. Hernowitz:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2017 letter.

Risk Factors, page 6

1.   We acknowledge your revised disclosure in response to our comments about the investor agreements. Given that these agreements appear to contain numerous unique terms, revise further in "Risk Factors" and "Securities Being Offered" so that the effects of these terms on potential investors are clear. Your disclosure should highlight, at a minimum, limitations on shareholder dispute resolution rights and remedies, including exclusive forum, various transfer restrictions applicable to purchasers and their transferees, and whether those restrictions apply equally to purchasers of more than $50,000, mandatory

redemption and rights of first refusal, and significant proxy-holder control over voting results, including to change shareholder terms and rights.

You will have to assign your voting rights . . ., page 8

2.   Given the terms of exhibit 5, tell us why this risk factor refers to the proxy terminating in connection with an acquisition.

Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Sara Hanks
        KHLK LLP